Exhibit (H)(4)
Investment Accounting Agreement
     This Agreement is made effective the 1st day of March, 2010, by and between State Street Bank And Trust Company, a trust company chartered under the laws of the commonwealth of Massachusetts (“State Street”), and ICON Funds (the “Trust”), a Massachusetts business trust. The Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “IC Act”) and has registered its shares of common stock (the “Shares”) under the Securities Act of 1933, as amended (the “ 1933 Act”) in one or more distinct series of Shares (each a “Fund” or collectively the “Funds”). Each Fund is listed on Schedule A hereto.
Witnesseth:
     Whereas, the Trust, with respect to the Funds desires to contract with State Street to provide, among other services, certain investment accounting and recordkeeping functions for the investment securities, other non-cash investment properties, and monies (the “Assets”) of the Funds’ investment portfolio or portfolios (each a “Portfolio”, and collectively the “Portfolios”);
     Whereas, State Street is willing to accept such appointment on the terms and conditions hereinafter set forth; and
     Whereas, ICON Advisers, Inc. serves as the Funds’ investment advisor (“Manager”). Certain officers of the Manager are officers of the Trust, and may take action on behalf of the Trust. Whenever the term Manager shall be used herein, Manager shall mean only those officers of the Manager who are officers of the Trust and are acting on behalf of the Trust.
     Now Therefore, for and in consideration of the mutual promises contained herein, the parties hereto, intending to be legally bound, mutually covenant and agree as follows:
Section 1 Appointment. Trust hereby contracts with State Street to perform the accounting and recordkeeping functions relating to portfolio transactions required of a duly registered investment company under the applicable rules and regulations of the Investment Company Act of 1940, as amended,(the “1940 Act”), GAAP, and to calculate the net asset value of the Portfolios in accordance with the provisions of Section 3 hereof.
Section 2 Representations And Warranties
     Section 2.1 The Trust Representation and Warrants. The Trust hereby represents, warrants and acknowledges to State Street:
1)	That it is a Trust duly organized and existing and in good standing under the laws of its state of organization, and that each Fund is registered under the 1940 Act;

2)	That it has the requisite power and authority under the Declaration of Trust, Articles of Incorporation, Bylaws, and other governing documents of the Trust (“governing documents”), and applicable law to enter into this Agreement; it has taken all requisite action and secured all requisite approvals and consents (including but not limited to any required from Trust) necessary to contract with State Street; this Agreement has been duly executed and delivered by the Trust.
     Section 2.2 State Street Representations and Warranties. State Street hereby represents, warrants and acknowledges to Manager and the Trust:
1)	That it is a trust company duly organized and existing and in good standing under the laws of the Commonwealth of Massachusetts; and

2)	That it has the requisite power and authority under applicable law, its charter and its bylaws to enter into and perform this Agreement; this Agreement has been duly executed and delivered by State Street; and this Agreement constitutes a legal, valid and binding obligation of State Street, enforceable in accordance with its terms.; and

3)	That it has the professional qualifications and staff necessary to perform the services it agrees to perform under the terms of this Agreement, and that it will maintain such staff and qualifications during the terms of this Agreement.

4)	That, in accordance with the standard of care in Section 5.1 below, it will assume responsibility for, and stand behind, the accuracy and performance of our proprietary systems and the quality and responsiveness of the services delivered by our employees.
Section 3 Duties And Responsibilities Of The Parties
     Section 3.1 Delivery of Accounts and Records. Manager will turn over or cause to be turned over to State Street all accounts and records needed by State Street to perform its duties and responsibilities hereunder fully and properly. State Street may rely on the completeness and correctness of such accounts and records.
     Section 3.2 Accounts and Records. State Street will prepare and maintain, under the direction of and as interpreted by Trust, or, at Trust’s Proper Instruction, an Investment Manager, the Investment Manager’s, Fund’s or Portfolio’s accountants and/or other advisors, in complete, accurate and current form such accounts and records: (1) required to be maintained by Trust with respect to portfolio transactions under Rule 31a-1 of the 1940 Act; (2) required as a basis for calculation of each Portfolio’s net asset value; and (3) as otherwise agreed upon by the parties. Manager will advise or cause Trust to advise State Street in writing of all applicable record retention requirements, other than those set forth in the 1940 Act. State Street will preserve such accounts and records during the term of this Agreement in the manner and for the periods prescribed in the 1940 Act or for such longer period as is agreed upon by the parties. Manager will, or will cause Trust to furnish, in writing or its electronic or digital equivalent, accurate and timely information needed by State Street to complete such accounts and records when such information is not readily available from generally accepted securities industry services or publications.
     Section 3.3 Accounts and Records Property of Trust. State Street acknowledges that all of the accounts and records maintained by State Street pursuant hereto are the property of

Trust, and will be made available to Trust (subject to the rights and interest, if any, of Trust) for inspection or reproduction within a reasonable period of time, upon demand. State Street will assist Trust’s independent auditors, or upon the prior written approval of Trust, or upon demand, any regulatory body, in any requested review of Trust’s accounts and records, provided that Trust will reimburse State Street for all expenses and employee time invested in any such review outside of routine and normal periodic reviews. Upon receipt from Trust of the necessary information or Proper Instructions, State Street will supply information from the books and records it maintains for any Portfolio that Trust may reasonably request for tax returns, questionnaires, periodic reports to shareholders and such other reports and information requests as Trust and State Street may agree upon from time to time.
     Section 3.4 Adoption of Procedures. State Street and Manager and/or Trust may from time to time adopt such procedures as they agree upon, and State Street may conclusively assume that no procedure approved or directed by Manager, Trust, Trust’s or Portfolio’s accountants or other advisors conflicts with or violates any requirements of the Fund’s prospectus, Manager’s or Trust’s governing documents, or any applicable law, rule or regulation, order, decree or agreement by which Manager or Trust may be bound. Trust will be responsible for notifying State Street of any changes in its prospectus, statement of additional information, governing documents or policies which may impact State Street’s responsibilities or procedures under this Agreement.
     Section 3.5 Valuation of Assets. State Street will value the Assets in accordance with Proper Instructions utilizing the information sources designated by Trust (“Pricing Sources”) on the then-current Price Source and Methodology Authorization Matrix, incorporated herein by this reference, in the form attached hereto.
Section 4 Proper Instructions. "Proper Instructions,” which may also be standing instructions, as used throughout this Agreement, shall mean instructions received by State Street from the Trust. Such instructions may be in writing signed by the authorized person(s) or may be in a tested communication or in a communication utilizing access codes effected between electro-mechanical or electronic devices or may be by such other means and utilizing such intermediary systems and utilities as may be agreed to from time to time by State Street and the person or entity giving such instructions, provided that the Trust has followed any security procedures agreed to from time to time by the Trust and State Street. Oral instructions will be considered Proper Instructions if State Street reasonably believes them to have been given by a person authorized to give such instructions with respect to the transaction involved. The Trust shall cause all oral instructions to be confirmed in writing. The Trust shall cause a duly authorized officer to certify to State Street in writing the names and specimen signatures of persons authorized to give Proper Instructions. State Street shall be entitled to rely upon the identity and authority of such persons until it receives notice from Trust to the contrary. Unless Trust’s notice delegating authority to any person to give Proper Instructions specifically limits such authority to specific matters or requires that the approval of any other person will first have been obtained, State Street will be under no obligation to inquire into the right of such person, acting alone, to give any Proper Instructions whatsoever. If Trust fails to provide State Street any such notice naming authorized persons, any instructions received by State Street from a person reasonably believed to be an appropriate representative of Trust will constitute valid Proper Instructions hereunder. The term “authorized person” may include Trust’s, Funds’ or a Portfolio’s employees and agents, including investment managers and their employees. Manager will provide upon State Street’s request a certificate signed by an officer or authorized person of Trust, as conclusive proof of any fact or matter required to be ascertained from Manager hereunder. Upon State Street’s request, Manager will also provide State Street Proper Instructions with respect to any matter concerning this Agreement. If State Street reasonably believes that it could not prudently act according to any Proper Instructions, or the instruction or advice of Manager’s or a Portfolio’s accountants or counsel, it may in its discretion, communicate such belief to Manager and refrain from acting in accordance therewith.
Section 5 Limitation of Liability.
     Section 5.1 Indemnification of State Street By the Trust. State Street shall be held to the standard of reasonable care in carrying out the provisions of this Agreement. However, State Street is not responsible or liable for, and Trust will promptly indemnify and hold State Street harmless from and against, any and all costs, expenses, losses, damages, charges, reasonable attorney’s fees, payments and liabilities that are asserted against or incurred by State Street or for which State Street is held to be liable, arising out of or attributable to State Street’s entrance into this Agreement, as a result of State Street following any Proper Instruction, or as a result of any other proper action or inaction of State Street in the performance of its duties under this Agreement, provided, however, that any action or inaction by State Street was in good faith and in the exercise of reasonable care; and provided, further, that such indemnity and hold harmless obligation shall not apply to any costs, expenses, losses, damages, charges, reasonable counsel fees, payments or liabilities to the extent arising out of State Street’s negligence or willful misconduct.
     Section 5.2 Other Limitations of State Street’s Liability. Without limiting the generality of Section 5.1, State Street is not responsible or liable hereunder for:
1) State Street’s action or failure to act hereunder upon any advice, notice, request, consent, certificate or other instrument or paper reasonably appearing to it to be genuine, including any communications, data or other information received by State Street by means of the Systems (as such term is defined in the Remote Access Services Addendum of even date herewith by and between Manager and State Street) or any electronic system of communication;
2) State Street’s action or failure to act in good faith reliance on the advice or opinion of counsel for the Trust or of its own counsel with respect to questions or matters of law, which advice or opinion may be obtained by State Street at the expense of the Trust, or on the Proper Instruction, advice or statements of any officer or employee of the Trust or the Trust’s accountants or other authorized individuals, and other persons believed by it in good faith to be expert in matters upon which they are consulted;
3) Any error, omission, inaccuracy or other deficiency in any accounts and records or other information provided to State Street by or on behalf of the Trust with respect to any Accounts, including the accuracy of the data and prices provided by the Data Sources, or the information supplied by the Trust to value the Assets, or the failure of the Trust to provide, or provide in a timely manner, any accounts, records, or information needed by State Street to perform its duties hereunder;
4) The Trust’s refusal or failure to comply with the terms hereof (including without limitation the Trust’s failure to pay or reimburse State Street under Section 5 hereof), the Trust’s negligence or willful misconduct, or the failure of any representation or warranty of the Trust hereunder to be and remain true and correct in all respects at all times;

5) Loss occasioned by the acts, omissions, defaults or insolvency of any Fund or the Trust or any broker, bank, trust company, securities system or any other person with whom State Street may deal on behalf of the Trust;
6) The failure or delay in performance of its obligations hereunder, or those of any entity for which it is responsible hereunder, arising out of or caused, directly or indirectly, by circumstances beyond the affected entity’s reasonable control, including, without limitation: any interruption, loss or malfunction of any utility, transportation, computer (hardware or software) or communication service; inability to obtain labor, material, equipment or transportation, or a delay in mails; governmental or exchange action, statute, ordinance, rulings, regulations or direction; war, strike, riot, emergency, civil disturbance, terrorism, vandalism, explosions, labor disputes, freezes, floods, fires, tornadoes, acts of God or public enemy, revolutions, or insurrection unless State Street has failed to maintain its disaster recovery plan as presently in place and as may be amended from time to time and has not made commercially reasonable efforts to maintain service levels during such interruption or work stoppage and such loss, liability claim or expense results from such failure by State Street; and
7) indirect, consequential, special or punitive damages, regardless of whether such damages were foreseeable or whether either party has been advised of the possibility of such damages.
     Section 5.3. It is expressly agreed that obligations of the Trust hereunder shall not be binding upon any Trustee, Shareholder, nominees, officers, agents or employees of the Trust, personally, but bind only the assets and property of the Trust. The executive and delivery of this Agreement have been authorized by the Trustees of the Trust and signed by an authorized officer of the Trust, acting as such and neither such authorization nor such execution and delivery shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the assets of the property of the Trust.
Section 6 Compensation. In consideration for its services hereunder, Trust will pay to State Street the compensation set forth in a separate fee schedule, incorporated herein by reference, to be agreed to by Trust and State Street from time to time, and, upon demand, reimbursement for State Street’s cash disbursements and reasonable out-of-pocket costs and expenses, including attorney’s fees and disbursements, incurred by State Street in connection with the performance of services hereunder. The initial fee schedule shall be the fee schedule that governing the compensation of the parties until March 1, 2013, as may be extended or amended in writing by the parties from time to time.
Section 7 Term And Termination. This Agreement shall remain in full force and effect for an initial term ending March 1, 2011 (the “Initial Term”). After the expiration of the Initial Term, this Agreement shall automatically renew for successive 1-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be. During the Initial Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 30 days’ written notice of such breach, (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction, (iii) if any other agreement between the parties is terminated, (iv) upon a change in controlling interest of the other party, or (v) if State Street provides a notice to Trust pursuant to Section 10.5 that it intends to utilize a third party or an affiliate to assist it in its duties hereunder and the Trust has objected to such utilization. Termination of this Agreement with respect to the coverage of any Portfolio(s) shall in no way affect the rights and duties under this Agreement with respect to any other Portfolio. Upon termination hereof:
1)	The Trust will pay State Street its fees and compensation due hereunder and its reimbursable disbursements, costs and expenses paid or incurred to such date;

2)	The Trust will designate a successor (which may be Manager or Trust) by Proper Instruction to State Street; and

3)	State Street will, upon payment of all sums due to State Street from the Trust hereunder or otherwise, deliver all accounts and records and other properties of the Trust to the successor, or, if none, to the Trust, at State Street’s office.
State Street shall not be required to disclose its Confidential Material (as hereinafter defined) to any successor service provider or other third party, nor shall it be required to obtain or develop any data not produced as part of the services hereunder. In the event that accounts, records or other properties remain in the possession of State Street after the date of termination hereof for any reason other than State Street’s failure to deliver the same, State Street is entitled to compensation for storage thereof during such period, and shall be entitled to destroy the same if not removed by the Trust within ten (10) days after written demand.
Section 8 Reviews of Accounts and Records.
     Section 8.1 Access to State Street. Upon request of the Trust or Manager (which shall include reasonable advance notice), State Street shall grant access to its facilities and personnel to the Trust or to Manager and its auditors (including internal audit staff and external auditors), compliance personnel, governmental personnel and regulators for the purpose of performing such audits or inspections as may be reasonably required to examine State Street’s performance of services hereunder. State Street shall provide to the Trust and such auditors, compliance personnel, governmental personnel and regulators such assistance and support as they may reasonably request. The Trust shall ensure that at least one of its designated representatives is physically present at State Street’s facilities during any audit or inspection by governmental personnel and regulators to examine State Street’s performance of the services. The Trust shall reimburse State Street for any expense or cost reasonably incurred by State Street in supporting any audit or inspection out of the ordinary course of business.
     Section 8.2 Limitations on Access. Notwithstanding the foregoing audit and inspection rights, State Street reserves the right to impose reasonable limitations on the number, frequency, timing and scope of audits and inspections requested by the Trust so as to prevent or minimize any potential impairment or disruption of its operations, distraction of its personnel or breaches of security or confidentiality; provided, however, that State Street may not limit the number, frequency or timing of audits and inspections in connection with any investigation or other action by any regulatory or governmental body with supervisory authority over the Trust, Manager or any Insurance Company. Nothing contained in this Section 8 shall obligate State Street to provide access to or otherwise disclose: (i) any information that is unrelated to the Trust and the provision of services by State Street to the Trust, (ii) any information which is treated as confidential under State

Street’s corporate policies including, without limitation, internal audit reports, compliance or risk management plans or reports, work papers and other reports and information relating to management functions or (iii) any other documents, reports or other information that State Street is obligated to maintain in confidence as a matter of law or regulation.
Section 9 Confidentiality. “Confidential Material” of either party to this Agreement shall mean any proprietary computer software, programs, source or object codes, databases, specifications, techniques, technical information, know-how, strategic business information, marketing and business plans, product information, client information, financial data, or other information or materials which such party (collectively, “Proprietor”) discloses to the other party (“Recipient”), including, without limitation, all portfolio and investment data and other information and materials disclosed by the Trust to State Street in connection with this Agreement, and all accounts, records and other materials produced by State Street pursuant to this Agreement; provided that Trust shall be deemed “Proprietor” and State Street shall be deemed “Recipient” with respect to all accounts and records produced by State Street pursuant to this Agreement. Confidential Material shall not include information which (i) is generally available and known to the public, or (ii) becomes generally available and known to the public other than as the result of a disclosure by Recipient in violation of this Agreement, or (iii) becomes available to Recipient from a source other than the Proprietor, provided such source did not, to Recipient’s knowledge, obtain such information or make such disclosure to Recipient in violation of an agreement with the Proprietor or through other improper action or inaction, or (iv) is independently developed by Recipient without use of or reference to the Confidential Material, and such independent development is evidenced or otherwise confirmed by written documentation. Confidential Material will be used by Recipient solely for the purpose of carrying out this Agreement and will be kept confidential by Recipient; provided, however any Confidential Material may be disclosed to employees and agents of Recipient who reasonably need to know such information for the purpose of carrying out this Agreement (it being understood that all such employees and agents shall be informed of the confidential nature of such Confidential Material and shall be directed not to disclose such Confidential Material and to use such Confidential Material solely for the purpose of carrying out this Agreement). In addition, State Street may aggregate Fund’s nonpublic portfolio holdings information with similar data of other State Street clients and may report and use such aggregated data without specific reference to Manager or Fund so long as such aggregated data is sufficiently large a sample that no Confidential Material can be identified either directly or by inference or implication. Nothing herein shall prevent the disclosure of Confidential Material that is required to be disclosed (i) by Recipient to its regulatory authorities, or (ii) by order of a court of competent jurisdiction, subpoena or other legal process; provided, that Recipient shall give Proprietor prompt notice of such requirement so Proprietor may seek an appropriate protective order. Recipient specifically agrees that money damages would not be a sufficient remedy for any breach of this Section and Proprietor shall be entitled to specific performance as a remedy for any such breach. Specific performance shall not be deemed to be the exclusive remedy for any breach of this Section, but shall be in addition to all other remedies available at law or in equity. The obligations and agreements set forth in this Section shall survive the termination of this Agreement.
Section 10 General
     Section 10.1 Additional Portfolios. In the event that Trust establishes one or more additional series with respect to which Trust desires to have State Street render services as recordkeeper under the terms hereof, Trust shall so notify State Street in writing, and if State Street agrees to provide such services, such series shall become a Portfolio hereunder. Each Portfolio will be regarded for all purposes hereunder as a separate party apart from each other Portfolio. Unless the context otherwise requires, with respect to every transaction covered hereby, every reference herein to Trust is deemed to relate solely to the particular Portfolio or Fund to which such transaction relates. Under no circumstances will the rights, obligations or remedies with respect to a particular Portfolio or Fund constitute a right, obligation or remedy applicable to any other Portfolio or Fund. The use of this single document to memorialize the separate agreement as to each Portfolio or Fund is understood to be for clerical convenience only and will not constitute any basis for joining the Portfolios or Fund for any reason.
     Section 10.2 Massachusetts Law to Apply. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with laws of the Commonwealth of Massachusetts.
     Section 10.4 Remote Access Services Addendum. State Street and the Trust agree to be bound by the terms of the Remote Access Services Agreement entered into between the parties and dated February 17, 2010.
     Section 10.5 Assignment/Delegation. Except as otherwise set forth herein, this Agreement may not be assigned by either party without the written consent of the other. State Street shall have the right to delegate and sub-contract for the performance of any or all of its duties hereunder to an affiliate or third party, provided that State Street will provide reasonable notice to the Trust of such delegation and shall remain responsible for the performance of such duties and all the terms and conditions hereof shall continue to apply as though State Street performed such duties itself.
     Section 10.6 Counterparts and Amendments. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute but one and the same Agreement. No provision of this Agreement may be amended unless such amendment is set forth in a written agreement executed by State Street and Trust.
     Section 10.7 Instructions and Notices. Any Proper Instruction, notice, communication or other instrument required to be given hereunder may be (a) delivered in person to the offices of the parties as set forth herein during normal business hours; or (b) effected directly between electro-mechanical or electronic devices as provided in Section 4 hereof; or (c) delivered prepaid certified mail, return receipt requested (in which case it shall be deemed to have been served on the delivery date specified on the return receipt); or (d) delivered by telecopy (in which case it shall be deemed to have been served on the business day after the receipt thereof). Each party hereto shall designate from time to time the person(s) and address(es) for Proper Instructions and other communications related to the daily operations. Proper Instructions and other communications related to this Agreement (including but not limited to termination, breach, or default notices) shall be delivered at the following addresses, which may be changed by either party by written notice to the other party from time to time.
To The Funds:

The ICON Funds
5299 DTC Blvd., 12th Floor
Greenwood Village, Colorado 80111
Attention: Treasurer with a Copy to the General Counsel
Telephone: 800-828-4881
Telecopy: 303-790-8246
To State Street:
State Street Bank and Trust Company
801 Pennsylvania Avenue
Kansas City, MO 64105
Attention: VP, ICON Relationship
Telephone: 816-871-4100
Telecopy: 816-871-9675
     Section 10.8 Reproduction of Documents. This Agreement and all schedules, addenda, exhibits, attachments and amendments hereto may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.
     Section 10.9 Severability. If any provision in this Agreement is determined to be invalid, illegal, in conflict with any law or otherwise unenforceable, the remaining provisions hereof will be considered severable and will not be affected thereby, and every remaining provision hereof will remain in full force and effect and will remain enforceable to the fullest extent permitted by applicable law.
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     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized officers.

The ICON Funds

By:

Name:

Title:

State Street Bank And Trust Company

By:

Name:

Title:

Schedule A
List of Funds